                                                               Page 1 of 4 Pages




                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


            INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 17)


                              Nordson Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                        Common Shares without par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  655663 10 2
                          -----------------------------
                                 (CUSIP Number)





Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

CUSP NO. 655633 10 2                    13G                 Page 2 of 4 Pages

1.     NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                               ERIC T. NORD


2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                                              (a)/ /
                               Not Applicable
                                                                                              (b)/ /


3.     SEC USE ONLY


4.     CITIZENSHIP OR PLACE OF ORGANIZATION

                               United States


                          5.      SOLE VOTING POWER:  1,021,515

NUMBER OF
SHARES                    6.      SHARED VOTING POWER:  1,082,780
BENEFICIALLY
OWNED BY
EACH                      7.      SOLE DISPOSITIVE POWER:  1,021,515
REPORTING
PERSON
WITH                      8.      SHARED DISPOSITIVE POWER:  1,082,780


9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               2,104,295


10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES / /

                               Not Applicable

11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                               11.72%

12.    TYPE OF REPORTING PERSON

                               IN

                                                               Page 3 of 4 Pages


                                                                  SCHEDULE 13G
Item 1(a).                Name of Issuer: Nordson Corporation
---------

Item 1(b).                Address of Issuer's Principal Executive Offices:
---------

                                  28601 Clemens Road
                                  Westlake, Ohio 44145

Item 2(a).                Name of Person Filing:  Eric T. Nord
---------

Item 2(b).                Address of Principal Business Office:
---------

                          555 Jackson Street
                          Amherst, Ohio 44001

Item 2(c).                Citizenship:  United States
---------

Item 2(d).                Title of Class of Securities:  Common Shares without par value
----------

Item 2(e).                CUSIP Number:  655663 10 2
---------

Item 3.                   Rules 13d-1(b) and 13d-2(b):  Not Applicable
------

Item 4.                   Ownership:
------
                          a)  Amount beneficially owned:  2,104,295 shares

                          b)  Percent of class:  11.72%

                          c)  Number of shares as to which such person has:

                                       (i)        sole power to vote or to direct the vote:  1,021,515

                                      (ii)        shared power to vote or to direct the vote:  1,082,780

                                     (iii)        sole power to dispose or to direct the disposition of:  1,021,515

                                      (iv)        shared power to dispose or to direct the disposition of:  1,082,780

Item 5.                       Ownership of Five Percent or Less of a Class:  Not Applicable
------

                                                               Page 4 of 4 Pages


Item 6.             Ownership of More than Five Percent on Behalf of
------
                      Another person:

                             Eric T. Nord and his brother, Evan W. Nord, hold 1,002,780 of the Common Shares covered by this
                    Schedule as testamentary trustees under the will of Walter G. Nord, the founder of Nordson Corporation.
                    Eric T. Nord and Evan W. Nord are entitled for their lifetimes to receive the net income, and may receive discretionary distributions of principal, from 240,660 and 762,120 shares, respectively.  Upon their deaths, each has a limited power of appointment over the trust property held for his benefit and, in default of appointment, the trust property would be apportioned among his lineal descendants and subsequently held in trust for their benefit.  Eric T. Nord and Evan W. Nord may be deemed to have shared voting power and shared investment power with respect to all of these shares.

                             Eric T. Nord and William D. Ginn hold 80,000 of the Common Shares covered by this Schedule as trustees of the Eric and Jane Nord foundation and may be deemed to have shared voting power and shared investment power with respect to all of these shares.

Item 7.             Identification and Classification of the
------              Subsidiary which Acquired the Security Being
                    Reported on by the Parent Holding Company:
                      Not Applicable

Item 8.             Identification and Classification of Members
------              of the Group:  Not Applicable

Item 9.             Notice of Dissolution of Group:  Not Applicable
------

Item 10.            Certification:  Not Applicable
-------

Signature.          After Reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth
---------           in this statement is true, complete and correct.

                                                     /s/  Eric T. Nord

January 19, 1996